SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                FORM 12b-25

                        Notification of Late Filing

                                                  Commission File Number 0-26088


(Check one)
[  ] Form 10-K and Form 10-KSB   [  ] Form 11-K
[  ] Form 201I   [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR
         For period ended February 29, 1996
[  ] Transition Report on Form 10-K and form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q and Form 10-QSB
[  ] Transition Report on Form N-SAR
         For the transition period ended
                                         ---------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -----------------------


                                   PART I
                           REGISTRANT INFORMATION

     Full name of registrant  PCT Holdings, Inc.

     Former name if applicable

     Address of principal
     executive office            434 Olds Station Road

     City, State and Zip Code    Wenatchee, Washington  98801

                                  PART II
                           RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     As previously reported by Registrant on Forms 8-K dated September 28, 1995, and November 30, 1995, Registrant entered into an Agreement and Plan of Merger with Morel Industries, Inc., a Washington corporation ("Morel"), pursuant to which Morel Acquisition Corporation, a Washington corporation and subsidiary of Registrant formed for the purpose of effecting the acquisition of Morel, was merged into Morel effective, for accounting purposes, as of November 30, 1995 (the "Merger"). Although the Merger was accounted for as a pooling of interests, Registrant recently has concluded, in consultation with its accounting advisors, that the transaction does not meet all the conditions necessary to be accounted for as a pooling of interests. As a result, Registrant's accounting personnel must revise Registrant's financial statements to reflect the change from pooling of interests to purchase accounting, and to report Registrant's financial condition and results of operations accordingly. Registrant's accounting personnel have been unable, absent unreasonable effort or expense, to complete the necessary revisions to Registrant's financial statements and to prepare and finalize the other disclosures required by Form 10-QSB by the prescribed due date.

                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Nick A. Gerde                                        (509) 664-8000
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   (Name)                                       (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             PCT HOLDINGS, INC.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date April 15, 1996           By /s/ DONALD A. WRIGHT
                                 ----------------------------------------------
                                 President and Chief Executive Officer





                                 ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).